Exhibit 99.4

BELLUS HEALTH INC.

OFFICER’S CERTIFICATE

VIA SEDAR

April 8, 2020

To:	Autorité des marchés financiers,
as principal regulator

RE:	Abridgement of time periods prescribed by National Instrument 54-101

In relation to the annual general and special meeting of securityholders of BELLUS Health Inc. (the “Issuer”) to be held on May 14, 2020 (the “Meeting”) and as required under Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned certifies for and on behalf of the Issuer, and not in a personal capacity, that the Issuer:

(a)	has arranged to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in the above subparagraph (a).

The Issuer is thus relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101.

BELLUS HEALTH INC.

(signed) Sébastien Roy
Sébastien Roy
Corporate Secretary